UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Sumisho Auto Lease Kabushiki Kaisha
(Names of Subject Companies)

Sumisho Auto Leasing Corporation
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Sumitomo Corporation
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mr. Kei Inagaki, General Manager, Automotive Planning Dept.
Sumitomo Corporation
8-11 Harumi 1-chome
Chuo-ku
Tokyo 104-8610
Japan
(81-3) 5166-5000
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Izumi Akai
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku
Tokyo 100-0004
(81-3) 3213-6140

N/A
(Date Tender Offer/Rights Offering Commenced)

EXHIBIT INDEX ON PAGE 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as exhibit to this Form:

Exhibit number	Description
1	English translation of the Notice dated June 7, 2005 Concerning the 25th General Meeting of the Shareholders of Sumisho Auto Leasing Corporation

Page 4

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translation of the Notice Concerning the 25th General Meeting of the Shareholders of Sumisho Auto Leasing Corporation.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Sumitomo Corporation filed with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of the original notification dated on April 28, 2005.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sumitomo Corporation

By /s/

Name: Makoto Sato
Title: Executive Officer

Date: June 7, 2005

(TRANSLATION ONLY)

June 7, 2005

To Our Shareholders

Hironori Kato
President and Representative Director
Sumisho Auto Leasing Corporation
20-2, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo

Notice of the 25th General Meeting of the Shareholders

This is a notice of the convening of the 25th General Meeting of the Shareholders of the Company as described herein below. If you are unable to attend the meeting, please review the attached Reference Documents for the Exercise of Voting Rights and please mark your approval or disapproval on the Exercise of Voting Rights Form with your registered seal and return the completed proxy to the Company.

1. Date 10 a.m., Friday, June 24, 2005

2. Location Conference Room No. 2, 7th Floor, Tokyo Opera City Building, 20-2, Nishi-Shinjuku 3-chome, Tokyo

3. Objectives of the Meeting

Reporting Items

1. Business reports, consolidated balance sheet and consolidated statement of income as well as the Audit Reports by the Independent Auditors and the Board of Corporate Auditors of the consolidated statements for the 25th Fiscal Term (from April 1, 2004 to March 31, 2005)
2. Reporting of balance sheet and statement of income for the 25th Fiscal Term (from April 1, 2004 to March 31, 2005)

Resolution Items

Proposal No. 1: Approval of the Proposal for Appropriation of Retained Earnings for the 25th Fiscal Term

Proposal No. 2: Approval of the Share Exchange Agreement between the Company and Sumitomo Corporation
A summary of the proposed resolution is in "Reference Documents for the Exercise of Voting Rights" (pp. 30-39).

Proposal No. 3: Election of 11 Directors

Proposal No. 4: Election of 1 Corporate Auditor

Proposal No. 5: Presentation of Retirement Bonus to Retiring Directors

For those attending, please present the enclosed Voting Rights Exercise Form at the reception desk on arrival at the meeting.

NOTE
This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

NOTICE FOR SHAREHOLDERS RESIDENT IN THE U.S.
The exchange offer or business combination referred to in this document involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial information included in this document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

The following statements on pages 3 through 29 are unofficial English translations of the Reports for the 25th Fiscal Year of Sumisho Auto Leasing Corporation. The Company provides these translations for your reference and convenience only and without any warranty as to its accuracy or otherwise.

(Attachment)

Business Report

(From April 1, 2004 to March 31, 2005)

1. Summary of the Business

(1) Group Business Conditions and Results

During fiscal 2004, the Japanese economy exhibited some signs of recovery with an increase in private equipment investment driven by improving corporate earnings, a moderate recovery in personal consumption and rising share prices. However, there were also deepening concerns over the future course of the economy because of the dramatic rise in crude oil prices and the rapid appreciation of the yen.

In the automotive industry, new vehicle registrations including mini-cars declined 1.2% from the previous year to 5,821,000 units (Japan Automobile Dealers Association). The number of leased vehicles recorded in the entire automobile leasing industry during this term increased 3.2% over the previous term to 1,229,000 units (Japan Automobile Leasing Association).

The Company integrated the system of Kubota Lease Corporation with the Company's system in April of last year to improve management efficiency and the profitability of Kubota Lease Corporation; in addition, all automobile leases, including forklifts, were transferred to the Company. Entering into leases and leasing transactions with Kubota and incorporating the Company's business model enabled us to offer proposal-type sales using the fleet administration services as a sales weapon leading to an increase in the number of contracts concluded and improved profitability. Sales of vehicles that have come off lease are also increasing. Enhancements to business efficiency and reductions in administrative costs have been achieved through the unified operations of the administrative functions, including fleet management services.

The "Law Relating to the Recycling of Used Automobiles" (Automobile Recycling Law) was implemented starting in January of this year. The Company modified, its computer systems and has made lump-sum automobile recycling deposits in advance of each vehicle inspection month in order to manage efficiently the administrative processes arising from implementation of the law. In addition, commencing with the consolidated fiscal year under review, a reserve has been established to provide for the accrual of future recycling expenses.

The Company acquired a 26% equity interest in Mazda Car Rental Corporation in January of this year and initiated de novo automobile leasing transactions with Mazda Car Rental Corporation. We intend to acquire car rental business expertise and expanding future lease transactions.

The financial statements of SALI (Sumisho Auto Leasing International Co., Ltd., a Thai subsidiary) have been consolidated into the Company's financial statements from the current fiscal year.

As a result of the consolidation, the Company recorded consolidated results for the period under review; net sales was ¥97,010 million, down 5.8% from the previous year, whereas operating income increased 19.9%

to ¥10,025 million. Current income rose 19.9% to ¥10,039 million, and net income advanced 20.8% to ¥5,696 million.

(2) Investments by the Group

The gross equipment investment made during the consolidated fiscal year under review was ¥55,476 million consisting primarily of ¥55,407 million in the acquisition of assets for lease.

(3) Future Outlook and Issues to Be Addressed by the Group

In fiscal 2005, we expect Japan's economy to recover in some sectors, generating growth in equipment investment and improvements corporate earnings and personal consumption. However many issues that raise concern persist, including dramatic increases in the prices of crude oil and materials and political tensions between Japan and China, causing uncertainty as to the outlook for the future.

The Company has created an organization of six operating business units. -The five that oversee corporate business development (Hokkaido-Tohoku, capital area-Koshinetsu, Kinki-Chubu, Chugoku-Kyushu and JFE Business Headquarters) were reorganized last January. Retail Business Unit, the sixth business unit, was established to expand the scale of business activities and enhance their profitability by further strengthening business and service capabilities.

Furthermore, in April of this year, the Business Planning Unit was reorganized so that the business promotion team was transferred to the newly created Business Coordination Unit, and the administrative team was transferred to the Administrative Coordination Unit to shore up marketing and management. In addition, each business office has been renamed a Customer Support Center (16 locations nationwide) and will provide support for vehicle maintenance, accident prevention and processing of accident claims as well as proposal-type services tailored to specific customer needs.

The centralized management of vehicle registration documentation and vehicle-related payments is undertaken at the Operation Center, and the Group intends to shift standardized tasks now performed at the field offices to the Center in order to improve overall company-wide operational efficiency.

In August 2003, the Tokyo and Osaka head offices received ISO14001 certification from the Japan Quality Assurance Organization, and five branches and Kubota Lease Corporation were awarded the same certification in June 2004. The company promotes environmental protection activities through such means as the introduction of low-pollution vehicles, the recycling of vehicles coming off lease and the maintenance of office environments. We intend to acquire the ISO14001 certification for the entire Sumisho Auto Lease Group in June 2005.

The automobile leasing industry will likely experience an accelerating pace of industry reorganization in the near future. The Company intends to promote merger-and-acquisition efforts, leveraging the expertise acquired through two previous acquisitions made by the Company, to achieve scale and profit enhancements.

We appreciate the continued support of our shareholders in these endeavors.

(4) Business Performance and Financial Position of the Group and the Company

(i) Business Performance and Financial Position of the Group

Classification	22nd Fiscal Term (Ended March 2002)	23rd Fiscal Term (Ended March 2003)	24th Fiscal Term (Ended March 2004)	25th Fiscal Term (Ended March 2005)
Operating Revenues (¥ million)	79,310	81,538	103,013	97,010
Current Income (¥ million)	5,273	6,701	8,370	10,039
Net Income (¥ million)	2,949	3,728	4,715	5,696
Earnings per Share (¥)	151.93	190.93	242.16	291.56
Total Assets (¥ million)	108,235	121,621	152,166	156,749
Net Assets (¥ million)	18,120	21,308	25,639	30,769
Net Assets per Share (¥)	933.34	1,096.44	1,319.88	1,582.99

Notes: 1. Earnings per Share have been computed based on the average number of shares outstanding during the year.
2. Commencing the 23rd Fiscal Term, the Earnings per Share and Net Assets per Share figures have been computed after deducting Directors' Bonuses.

(ii) Non-Consolidated Business Performance and Financial Position

Classification	22nd Fiscal Term (Ended March 2002)	23rd Fiscal Term (Ended March 2003)	24th Fiscal Term (Ended March 2004)	25th Fiscal Term (Ended March 2005)
Operating Revenues (¥ million)	79,153	81,339	85,804	91,643
Current Income (¥ million)	5,080	6,368	7,858	9,141
Net Income (¥ million)	2,851	3,534	4,416	5,403
Earnings per Share (¥)	146.86	180.94	226.73	276.44
Total Assets (¥ million)	107,888	119,887	138,215	150,112
Net Assets (¥ million)	17,721	20,715	24,748	29,634
Net Assets per Share (¥)	912.77	1,065.89	1,273.99	1,524.51

Notes: 1. Earnings per Share have been computed based on the average number of shares outstanding during the year.
2. Commencing the 23rd Fiscal Term, the Earnings per Share and Net Assets per Share figures have been computed after deducting Directors' Bonuses.
3. Commencing the 24th Fiscal Term, statements have been prepared based on the provisions of the Commercial Code Enforcement Regulations after amendment for the "Ministerial Ordinance Relating to Partial Amendments to the Enforcement Regulations of the Commercial Code" (February 28, 2003, Ministry of Justice Ministerial Ordinance No. 7 and September 22, 2003, Ministry of Justice Ministerial Ordinance No. 68).

2. The Current Status of the Group and the Company (as of March 31, 2005)

(1) Principal Businesses of the Group

The Group comprises the Company, Kubota Lease Corporation, S.A.L Co., Ltd., Space Move Corporation, Sumisho Auto Leasing International Co., Ltd., and Mazda Car Rental Corporation and engages in the leasing of automobiles, equipment and machinery.

(Leasing)	The Company, Kubota Lease Corporation, and Sumisho Auto Leasing International Co., Ltd., engage in the provision of maintenance leases including various services associated with the maintenance and management of automobiles such as inspections and repairs as well as finance leases. Kubota Lease Corporation, is also engaged in the leasing of equipment and machinery. S.A.L Co., Ltd., primarily engages in the maintenance and management of automobiles. Space Move Corporation, operates and manages auctions of cars for which the lease term has expired. Mazda Car Rental Corporation engages in the vehicle rental business.
(Installment Sales)	The Company and Kubota Lease Corporation engage in installment sales of automobiles, equipment and machinery.
(Other)	The Company engages in sales of gasoline and the like via fuel cards and the sale of private-branded engine lubricants and the like. Space Move Corporation, engages in the sale of pre-owned vehicles, other than the Company's leased vehicles, and peripheral businesses.

(2) Main Offices of the Group

(i) The Company

Head Office	Tokyo (Shinjuku-ku, Tokyo), Osaka (Osaka)
Branches	Hokkaido (Sapporo), Kita-Tohoku (Morioka), Tohoku (Sendai) Kita-Kanto No. 1 and No. 2 (Saitama), Higashi-Kanto (Chiba), Yokohama (Yokohama), Hokuetsu (Niigata), Koshin (Matsumoto), Tokai (Shizuoka), Hokuriku (Kanazawa), Chubu (Nagoya), Kyoto (Kyoto), Kobe (Kobe), Higashi-Chugoku (Okayama), Chugoku (Hiroshima), Shikoku (Takamatsu), Nishi-Shikoku (Matsuyama), Kita-Kyushu (Kita-Kyushu), Kyushu (Fukuoka), Naka-Kyushu (Kumamoto), Minami-Kyushu (Kagoshima), Okinawa (Naha)

Note: Names of places in parentheses are those not of prefectures but of cities, unless otherwise indicated.

(ii) Subsidiaries

Kubota Lease Corporation	Head Office:	Osaka (Osaka-shi)
S.A.L Co., Ltd.	Head Office:	Tokyo (Shinjuku-ku, Tokyo)
Space Move Corporation	Head Office:	Tokyo (Shinjuku-ku, Tokyo)
Sumisho Auto Leasing International Co., Ltd.	Thailand (Bangkok)	

(3) Shares of the Company

(i) Authorized Number of Shares of the Company — 77,660,000 shares

(ii) Number of Shares Outstanding — 19,415,000 shares

(iii) Number of Shareholders — 1,108

(iv) Major Shareholders (see below)

Name of Shareholder	Investments in the Company		Investments Made by the Company in the Major Shareholder	
	No. of Shares Held	Proportion of Voting Rights	No. of Shares Held	Ownership Percentage
	(Thousand shares)	(%)	(Thousand Shares)	(%)
Sumitomo Corporation	10,271	52.91	-	-
Sumisho Lease Co., Ltd.	2,927	15.08	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	1,164	6.00	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	770	3.97	-	-
000689 State Street Trust and Banking Co., Ltd.	413	2.13	-	-
State Street Bank and Trust Company 505019	285	1.47	-	-
The Chase Manhattan Bank, N.A. London, S.L. Omnibus Account	280	1.44	-	-
Goldman Sachs International	152	0.78	-	-
The Chase Manhattan Bank N.A. London Special Account No. 1	151	0.78	-	-
Sumisho Auto Leasing Corporation, the Employee Stock Ownership Association	142	0.73	-	-

Note: The number of shares held by the trust banks listed above include shares held related to their custodial operations.

Japan Trustee Services Bank, Ltd. (Trust Account) — 884 thousand shares

The Master Trust Bank of Japan, Ltd. (Trust Account) — 528 thousand shares

(4) Acquisition, Disposition and Holdings of Treasury Shares

(i) Shares Acquired

Common Stock — 49 shares

Aggregate Acquisition Value — ¥188,076

(ii) Shares Held as of the Balance Sheet Date

Common Stock — 49 shares

(5) Corporate Combinations

(i) Relationship with the Parent Company

The parent company for the Company is Sumitomo Corporation, which holds 52.92% of the voting rights in the Company.

(ii) Material Subsidiaries

Company Name	Capital (¥ million)	Proportion of Voting Rights Held	Principal Line of Business
Kubota Lease Corporation	50	100%	Automobile leasing and installment sales
S.A.L Co., Ltd.	20	100%	Automobile maintenance management
Space Move Corporation	30	60%	Operation and management of pre-owned vehicle auctions
Sumisho Auto Leasing International Co., Ltd.	120 million Thai Baht	85.1%	Automobile leasing in Thailand

(iii) Changes in Corporate Combinations

The Company absorbed Kawasho Auto Leasing Corporation, effective April 1, 2004.

(iv) Effect of Corporate Combinations

The above four companies are consolidated subsidiaries, and there is one associated company subject to the equity method of accounting. Consolidated Operating Revenues for the year under review was ¥97,010 million, a 5.8% decline from the previous year, whereas Consolidated Net Income increased 20.8% to ¥5,696 million.

(6) Principal Sources of Borrowings

Lender	Outstanding Balance	Shares of the Company Held by Lender	
		No. of Shares Held	Percentage of Voting Rights
	(¥ million)	(Thousand Shares)	(%)
Sumitomo Trust and Banking Co., Ltd.	10,300	1	0.01
The Bank of Tokyo-Mitsubishi Ltd.	7,000	3	0.02
Sumitomo Mitsui Banking Corporation	5,000	1	0.01
Shinkin Central Bank	5,000	-	-
The Norinchukin Bank	5,000	-	-
Sumitomo Life Insurance Company	5,000	11	0.06

(7) Employees of the Corporate Group

(i) Employees of the Corporate Group

Type of Business	Number of Employees
Leasing	679
Installment Sales	
Other Businesses	
Total	679

Notes: 1. In our Group, the management organization is not organized along types of business, and an employee engages in several types of businesses.

2. The number of employees represents the number of employees currently working as of March 31, 2005.

(ii) Employees of the Company

Classification	Number of Employees	Change over Previous Term End	Average Age	Average Length of Service Years
Male	293	+ 31	38.6 years	10.0 years
Female	212	+ 6	28.1 years	4.6 years
Total or the Average	505	+ 37	34.2 years	7.8 years

Notes: 1. The number of employees represents the number of employees currently working as of March 31, 2005.
2. The number of employees has increased by 37 since the previous term, which was due to the Company absorbing Kawasho Auto Leasing Corporation on April 1, 2004.

(8) Directors and Auditors

Title	Name	Responsibility or Principal Profession
Director and President	Hironori Kato*	
Managing Director	Masaji Kishi*	Director responsible for General Affairs Unit, JFE Business Development Unit, Retail Business Development Unit
Managing Director	Fumiaki Iwase*	Director responsible for central administration
Managing Director	Tateo Okutsu	General Manager of JFE Business Development Division
Director	Keiji Nakajima	Director and President of Kubota Lease Corporation
Director	Kazuo Tsuzuki	Executive Director of Kubota Lease Corporation
Director	Kojiro Shinbo	Director responsible for Hokkaido-Tohoku Business Unit, Capital Region Koshinetsu Business Unit, Kinki Region Chubu Business Unit and Shikoku Kyushu Business Unit
Director	Shiro Yamamoto	Director responsible for Business Planning Unit
Director	Akira Tanabe	Director responsible for Automobile Comprehensive Service Unit
Director	Makoto Sato	Executive Officer, General Manager, Motor Vehicles Business Division, Sumitomo Corporation
Auditor (Full-Time)	Shinji Matsui	
Auditor	Isao Yamamoto	Advisor, Sumitomo Corporation Auditor, Sumisho Lease Co., Ltd.; Auditor, Sumisho Computer Systems Corporation.
Auditor	Kuniharu Nakamura	Executive Officer, General Manager, Transportation & Construction Systems Business Unit
Auditor	Masanori Matsubayashi	Executive Officer, responsible for business planning; General Manager, Business Planning Division; General Manager, M&A Promotion Office; General Manager, Related Business Promotion Office, Sumisho Lease Co., Ltd.

Notes: 1. An asterisk denotes a representative director.
2. Director Makoto Sato is an external director as provided for in Article 188, Clause 2, Item 7–2, of the Commercial Code.
3. Auditors Shinji Matsui, Isao Yamamoto, Kuniharu Nakamura and Masanori Matsubayashi are external auditors as provided for in Article 18, Clause 1, of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)."
4. Changes to directors and auditors during the term under review:
(1) Directors and auditors retiring during the term under review were as follows:

Tadao Yuasa	Director and President	Retired as of June 29, 2004

(2) Directors assuming office during the term under review were as follows:

Hironori Kato	Director and President	Date assumed: June 29, 2004
Fumiaki Iwase	Managing Director	Date assumed: June 29, 2004
Tateo Okutsu	Managing Director	Date assumed: June 29, 2004
Keiji Nakajima	Director	Date assumed: June 29, 2004
Akira Tanabe	Director	Date assumed: June 29, 2004
Shinji Matsui	Auditor	Date assumed: June 29, 2004

(3) Change in the positions among directors during the term under review

At the Board of Directors meeting held after the close of the 24th General Meeting of the Shareholders held June 29, 2004, Fumiaki Iwase was appointed and assumed the title of Representative Director and Managing Director.

(9) Compensation Paid to Accounting Auditors

(i)	Total Compensation to be Paid by the Company and Subsidiaries to Accounting Auditors	¥21 million
	Of which total compensation to be paid as consideration of the audit certification task	¥21 million
	Of which compensation to be paid by the Company	¥18 million

Note: In the audit agreement between the Company and the accounting audit firm, there is no distinction made between audits performed based on the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)" and audits performed based on the Securities and Exchange Law, and it is not feasible to make such a distinction; the amount shown is the total amount of such compensation.

(10) Material Facts Relating to Events Occurring Subsequent to the Balance Sheet Date

(i) Share Exchange with Sumitomo Corporation

The Company and the parent company, Sumitomo Corporation, entered into a share exchange agreement on April 28, 2005 that will result, resulting in the Company becoming a wholly owned subsidiary of Sumitomo Corporation. The intent of the agreement is to enable the company and Sumitomo Corporation to exploit the comprehensive resources and the dynamism of the Sumitomo Corporation Group, enable increased sophistication and differentiation of services, achieve cost reductions through efficiencies in operations, and further pursue expansion in size and enhance efficiencies through merger-and-acquisition activities. A resolution relating to the agreement will be raised at the General Meeting of the Shareholders scheduled for June 24, 2005, for approval.

(ii) Summary of the Basic Agreement Relating to the Share Exchange

(A) Details of the Share Exchange

The minority shareholders in the Company and Sumitomo Corporation will exchange shares in accordance with the method prescribed by Articles 352 through 363 of the Commercial Code.

(B) Date of Share Exchange

The date of the share exchange shall be August 2, 2005.

(C) Issuance of Shares and Allocation of Shares in the Share Exchange

Sumitomo Corporation shall grant and allocate to shareholders registered on the shareholder register of the Company on the day immediately preceding the share exchange date, 5.03 shares of its common stock for each share of the stock of the Company. The exchange ratio has been determined based on consultations between the Company and Sumitomo Corporation using estimated share exchange ratios computed by third-party institutions representing each party.

Remark: The figures contained in this Business Report are in million yen units in case of monetary value and thousand shares in case of number of shares, and in each case the figures have been rounded down to the nearest respective unit.

Consolidated Balance Sheet

(As of March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: ¥ million)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current Assets	**20,104**	**Current Liabilities**	**93,370**
Cash and Deposits	4,654	Notes and Accounts Payable, Trade	14,269
Notes Receivable and Accrued		Short-Term Loans	27,528
Lease Payments	4,372	Long-Term Loans Maturing within	
Installment Sales Receivable	3,609	1 Year	12,400
Prepaid Expenses	4,851	Commercial Paper	32,000
Deferred Tax Assets	929	Accrued Corporate Taxes	1,274
Other Current Assets	2,095	Deferred Profit on Installment Sales	
Allowance for Doubtful		Other Current Liabilities	226
Receivables	(405)		5,671
		Long-Term Liabilities	
Fixed Assets	**136,644**	Long-Term Loans	**32,529**
Tangible Assets	**129,577**	Allowance for Severance and	31,400
Property and Equipment for Lease		Retirement Benefits	
to Customers	129,413	Allowance for Maintenance	33
Property and Equipment	164	Other Long-Term Liabilities	1,052
		Total Liabilities	
Intangible Assets	**2,345**	**Liabilities Total**	43
Assets for Lease to Customers	839		**125,900**
Goodwill on Consolidation	1,195	**(Minority Interests)**	
Other Intangible Assets	310	**Minority Interests**	
			80
Investment and Other Assets	**4,721**	**(Shareholders' Equity)**	
Investment Securities	895	**Common Stock**	
Deferred Tax Assets	1,196	**Capital Surplus**	**2,750**
Other assets	3,080	**Retained Earnings**	**2,418**
Allowance for Doubtful		**Net Unrealized Gains on**	**25,548**
Receivables	(451)	**Securities, net of tax effect**	
		Foreign Currency Translation	**63**
		Adjustment	
		Treasury Stock	**(10)**
		Total Shareholders' Equity	**(0)**
			30,769
Total Assets	**156,749**	**Total Liabilities, Minority Interests and Shareholders' Equity**	**156,749**

Consolidated Statement of Income

(From April 1, 2004 to March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: ¥ million)

Account			Amount	
Ordinary Income/ Expense	Operating Income/Expense	**Operating Revenues**		**97,010**
		Net Sales	97,010	
		Operating Expenses		**86,985**
		Cost of Sales	77,466	
		Selling, General and Administrative Expenses	9,518	
		Operating Profit		**10,025**
	Non-Operating Income/Expense	**Non-Operating Income**		**36**
		Interest and Dividend Income	10	
		Other	26	
		Non-Operating Expenses		**23**
		Interest Expense	15	
		Other	7	
	Ordinary Income			**10,039**
Extraordinary Gain and Losses	Extraordinary Gain			35
	Gain on Sale of Investment Securities		35	
Net Income before Income Taxes				**10,074**
Corporate Income Tax, Inhabitants' Tax and Enterprise Tax				3,188
Income Tax-Deferred				1,187
Minority Interest in earnings of subsidiaries, net				2
Net Income				**5,696**

Accounting Standards of the Consolidated Statutory Report

The consolidated statutory report, including the consolidated balance sheet and consolidated statement of income, has been prepared on the basis of accounting principles of generally accepted in Japan ("Japanese GAAP"), in compliance with the Commercial Code Enforcement Regulations.

1. Scope of Consolidation

(1) Number and Names of Consolidated Subsidiaries

Four companies	Kubota Lease Corporation
	S.A.L Co., Ltd.
	Space Move Corporation
	Sumisho Auto Leasing International Co., Ltd.

Due to the increased materiality of Sumisho Auto Leasing International Co., Ltd., it has been included in the scope of consolidation beginning with the fiscal year under review.

Kawasho Auto Leasing Corporation, which was a consolidated subsidiary during the previous consolidated fiscal year, was absorbed into the Company effective April 1, 2004.

(2) Number and Name of Associated Companies to which the Equity Method is Applied

One company Mazda Car Rental Corporation

The equity method is applied to Mazda Car Rental Corporation due to the acquisition of its shares by the Company during the fiscal year under review. However, the deemed acquisition date has been set as the current consolidated balance sheet date, thus the income and losses of the company have not been included in equity in earnings of associated company from application of the equity method in the fiscal year under review.

2. Significant Accounting Policies

(1) Valuation Basis and Method for Securities

Investment Securities with available fair market value	Stated at fair value as of the consolidated balance sheet date with unrealized holding gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.
Investment Securities with no available fair market value	Stated at cost determined by the moving-average method.

(2) Method of Depreciation of Fixed Assets

Property and Equipment for Lease to Customers	Straight-line depreciation using the period of the lease as the depreciable life and the estimated disposal value of the property and equipment for lease as the residual value. To provide for the loss from disposal of property and equipment for lease associated with

	potential difficulties in recovery of lease receivables, additional depreciation has been recognized.
Property and Equipment	The Company and its consolidated domestic subsidiaries apply the declining-balance method, whereas the overseas consolidated subsidiaries apply the straight-line method. Depreciable life ranges from 3 to 15 years
Other Intangible Assets	Straight-Line Method Software for internal office use is depreciated using the straight-line method over its useful life (5 years).

(3) Accounting Policy for Allowances and Provisions

Allowance for Doubtful Receivables	An allowance for doubtful accounts is maintained for the amounts deemed uncollectible for estimated delinquency based on collection rates projected from historical credit loss experiences, and for the amounts to cover specific accounts that are estimated to be uncollectible.
Allowance for Severance and Retirement Benefits	An allowance to provide for payments of employees' severance and retirement benefits, an amount based on the estimated Severance And Retirement Benefit Obligations and Pension Assets as of the consolidated balance sheet date. The unrecognized actuarial gain or loss is amortized using a straight-line method over the average remaining service years at the time of its occurrence (10 years) commencing the succeeding consolidated fiscal year.
Allowance for Maintenance	This is an allowance provided for under Article 43 of the Commercial Code Enforcement Regulations. To provide for future expenditures for safety inspections and future recycling expenses based on the Automobile Recycling Law relating to the property and equipment for leases owned as of the consolidated balance sheet date, an amount deemed to have accrued during the consolidated fiscal year under review of the total expected expenditures is provided. (Additional Information) The "Law Relating to the Reuse of Scrapped Automobiles" (Automobile Recycle Law) was promulgated on January 1, 2005, and, beginning with the consolidated fiscal year under review, the Company has included ¥234 million in expected expenditures for future recycling expenses based on the law.

(4) Accounting for Lease Transactions

Financial leases, except those for which the title to the leased assets is deemed to transfer to the lessee, are accounted for as normal operating leases.

(5) Significant Hedge Accounting Method

Method of Hedge Accounting	With respect to interest rate swap contracts, as the requirements set forth for application of special treatment (*) have been met, special treatment has been adopted. (*) If interest rate swap contracts are used as hedging instruments and meet certain criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.
Hedging instruments and Hedged items	Hedging instruments----Interest Rate Swap Contracts Hedged items ---Interest on borrowings
Hedging Policy	The Company and its subsidiaries utilize interest rate swap contracts only for the purpose of hedging the interest rate risk associated with the Company and its subsidiaries' loans payable. Hedged items are identified for each contract.
Method of Evaluation of Hedge Efficacy	As interest rate swap transactions meet the requirements for special treatment, evaluation of the efficacy of the hedge as of the balance sheet date was not performed.

(6) Items Relating to the Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of the consolidated subsidiaries are stated at fair market value.

(7) Items Relating to the Amortization of Goodwill on Consolidation

The Goodwill on Consolidation is amortized equally over the number of years for which the effects of such goodwill is expected. However, in cases where the amount is not material, it is expensed in its entirety during the year in which it arises.

(8) Accounting for the Consumption Tax

The consumption tax is accounted for using the tax exclusion method.

3. Changes in Accounting Policies

With respect to the sale of gasoline via fuel cards (tie-up broker transaction), heretofore sales to users were recorded in Net Sales, whereas the cost of procurement was recorded in Cost of Sales. However, the volume of tie-up brokerage transactions has grown significantly, and the proportion of transactions in which the agency settlement function is emphasized has increased. Thus, a review was made of the management indicators during the fiscal year under review and, considering the economic realities of such transactions, a change in the accounting treatment was made to recognize the amount corresponding to the margin of such transactions in Net Sales to account for transactions in a more appropriate manner. Due to the change, Net

Sales and Cost of Sales each decreased ¥8,676 million; however, there was no effect on Operating Income.

4. Notes to the Consolidated Balance Sheet

(1) Accumulated Depreciation of Tangible Assets

Property and Equipment for Lease	¥181,680 million

Of this total, ¥1,112 million represents additional accumulated depreciation to provide for losses from disposition.

Property and Equipment for Office Use	¥113 million

(2) The number of outstanding common stock of the Company is 19,415,000 shares.

(3) Treasury stock owned by the Company totals 49 shares of common stock. There is no treasury stock owned by subsidiaries or associated companies to which the equity method is applied.

(4) The values presented herein have been rounded down to the nearest million yen.

5. Notes on the Consolidated Statement of Income

(1) Earnings per Share (based on the average number of shares outstanding during the fiscal year) ¥ 291.56

(2) Values presented herein have been rounded down to the nearest million yen.

Audit Report on the Consolidated Financial Statements by the Accounting Auditors (conformed copy)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report (conformed copy)

May 10, 2005

The Board of Directors
Sumisho Auto Leasing Corporation

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Kunihito Miura (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Sumisho Auto Leasing Corporation for the 25th business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of Sumisho Auto Leasing Corporation and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

As discussed in the notes relating to changes in accounting policies contained in the consolidated financial statements, effective from the business year ended March 31, 2005, the Company changed the method of accounting for the sale of gasoline via fuel cards (tie-up broker transaction) from recording the sale in Net Sales and the cost in Cost of Sales to recording the amount corresponding to the margin in Net Sales. The volume of tie-up brokerage transactions has grown significantly and the proportion of transactions in which the agency settlement function is emphasized has increased. Considering the economic realities of such transactions, we concur the change in the accounting treatment to recognize the amount corresponding to the margin of such transactions in Net Sales since it results in more useful accounting information.

The subsequent event stated in the report on business may have a material effect on the financial position and the results of operations of the Company in business years subsequent to March 31, 2005.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report on the Consolidated Financial Statements by the Corporate Auditors (conformed copy)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Audit Report on the Consolidated Financial Statements

Having received the report from each Corporate Auditor on the method and results of the audit toward the Consolidated Financial Statements, that is the consolidated balance sheet and the consolidated statement of income, of Sumitomo Auto Leasing Corporation for the 25th fiscal year from April 1, 2004 to March 31, 2005, we, the Board of Corporate Auditors, made this Audit Report with due deliberation and report as follows.

1. Outline of the Auditing Methods

In accordance with the regulations concerning the Corporate Auditor's audit provided for by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations on the consolidated financial statements from the Directors and the Accounting Auditors, carried out the audit and, when necessary, requested reports regarding accounting matters from subsidiaries and investigated their operations and financial positions.

2. Results of Our Inspection

(1) We consider that the method and results of the audit performed by KPMG AZSA & Co., the Accounting Auditor, are proper.

(2) With regard to the consolidated financial statements, we have found no matters on which to report as a result of our investigation into subsidiaries.

May 11, 2005

The Board of Corporate Auditors
Sumisho Auto Leasing Corporation

Auditor (Full-Time)	Shinji Matsui (Seal)
Auditor	Isao Yamamoto (Seal)
Auditor	Kuniharu Nakamura (Seal)
Auditor	Masanori Matsubayashi (Seal)

Note: Full-Time Auditor Shinji Matsui and Auditors Isao Yamamoto, Kuniharu Nakamura and Masanori Matsubayashi are external auditors as provided for in Article 18, Paragraph 1, of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).

Balance Sheet

(As of March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: ¥ million)

Account	Amount	Account	Amount
(Assets)		(Liabilities)	
Current Assets	**17,774**	**Current Liabilities**	**92,297**
Cash and Deposits	4,011	Notes Payable, Trade	4,457
Notes Receivable	165	Accounts Payable, Trade	9,309
Installment Sales Receivables	2,320	Short-Term Loans	26,300
Accrued Lease Receivables	3,943	Long-Term Loans Maturing within	
Prepaid Expenses	4,806	1 Year	10,700
Deferred Tax Assets	759	Commercial Paper	32,000
Other-Current Assets	1,933	Account Payable	2,665
Allowance for Doubtful		Accrued Corporate Taxes	1,105
Receivables	(165)	Accrued Expenses	850
		Guarantee Deposits from Lessees	1,001
Fixed Assets	**132,337**	Deposits Received	3,731
Tangible Assets	**124,450**	Other	175
Property and Equipment for Lease	124,306	**Long-Term Liabilities**	**28,180**
to Customers		Long-Term Loans	27,100
Buildings	113	Allowance for Maintenance	1,052
Equipment and Fixtures	31	Other-Long Term Liabilities	27
		Total Liabilities	**120,477**
Intangible Assets	**293**		
Software	267	(Shareholders' Equity)	
Telephone Subscription Rights and		**Common Stock**	**2,750**
Other	25	**Capital Surplus**	**2,418**
		Additional Paid-in Capital	2,418
Investments and Other Assets	**7,593**	**Retained Earnings**	**24,402**
Investment Securities	892	Appropriated for Legal Reserve	183
Investment Securities in	3,555	Voluntary Reserve	
Subsidiaries	1,310	General Reserve	18,450
Long-Term Prepaid Expenses	589	Unappropriated Retained Earnings	5,768
Deferred Tax Assets	1,495	**Net Unrealized Gains on**	
Other assets		**Securities, net of tax effect**	**62**
Allowance for Doubtful	(250)	**Treasury Stock**	**(0)**
Receivables		**Total Shareholders' Equity**	**29,634**
Total Assets	**150,112**	**Total Liabilities and Shareholders' Equity**	**150,112**

Statement of Income

(From April 1, 2004 to March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: ¥ million)

Account			Amount	
Ordinary Income/Expense	Operating Income/Expense	**Operating Revenues**		**91,643**
		Lease Revenues	81,069	
		Installment Sales	1,214	
		Other Net Sales	9,359	
		Operating Expenses		**82,504**
		Cost of Lease Revenues	68,643	
		Cost of Installment Sales	1,146	
		Interest Expense	446	
		Other Cost of Sales	5,278	
		Selling, General and Administrative Expenses	6,989	
		Operating Profit		**9,139**
	Non-Operating Income/Expense	**Non-Operating Income**		**36**
		Interest Income	2	
		Dividend Income	10	
		Other	23	
		Non-Operating Expenses		**33**
		Interest Expense	26	
		Other	6	
		Ordinary Income		**9,141**
Extraordinary Gains and Losses	**Extraordinary Gains**			**62**
	Loss on Sale of Investment Securities		35	
	Reversal of Provisions to Allowance for Doubtful Receivables		26	
	Extraordinary Loss			**1,126**
	Write-Off of Subsidiary Shares Associated with Merger		1,126	
Net Income before Corporate Taxes				**8,077**
Corporate Income, Inhabitant and Enterprise Taxes				2,642
Income Tax-Deferred				32
Net Income				**5,403**
Unappropriated Earnings after Appropriation				618
Interim Dividends Paid				252
Unappropriated Retained Earnings, end of Year				**5,768**

Accounting Standards of the Statutory Report
The statutory report, including the balance sheet, statement of income and proposal for appropriation of retained earnings has been prepared on the basis of accounting principles of generally accepted in Japan ("Japanese GAAP"), in compliance with the Commercial Code Enforcement Regulations.

1. Significant Accounting Policies

(1) Valuation Basis and Methods for Securities

Investments Securities in Subsidiaries and Associated Companies	Stated at cost based on the moving-average method.
Investment Securities with available fair market value	Stated at fair value as of the consolidated balance sheet date with unrealized holding gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.
Investment Securities with no available fair market value	Stated at cost based on moving-average method.

(2) Method for Depreciation of Fixed Assets

Property and Equipment for Lease to Customers	Straight-line depreciation with the period of the lease as the depreciable life and the estimated disposal value of the property and equipment for lease as the residual value. To provide for the loss from the disposal of property and equipment for leases associated with potential difficult-to-recover lease receivables, additional depreciation has been recognized.
Other Tangible Assets	Depreciated using the declining-balance method. The depreciable life principally ranges from 3 to 15 years.
Other Intangible Assets	Depreciated using the straight-line method. Software for internal office use is depreciated using the straight-line method over its useful life (5 years).

(3) Accounting Policy for Allowances and Provisions

Allowance for Doubtful Receivables	An allowance for doubtful accounts is maintained for the amounts deemed uncollectible for estimated delinquency based on

collection rates projected from historical credit loss experiences, and for the amounts to cover specific accounts that are estimated to be uncollectible.

Allowance for Employees Severance and Retirement Benefits

An allowance to provide for payments based on the estimated severance and retirement benefit obligations and pension assets as of the balance sheet date.

The unrecognized actuarial gain or loss is amortized using the straight-line method over the average remaining service years at the time of its occurrence (10 years) commencing the succeeding consolidated fiscal year.

Allowance for Maintenance

This is an allowance provided for under Article 43 of the Commercial Code Enforcement Regulations. To provide for future expenditures for safety inspections and future recycling expenses based on the Automobile Recycling Law relating to property and equipment for leases owned as of the consolidated balance sheet date, an amount deemed to accrue during the consolidated fiscal year under review of the total expected expenditures is provided.

(Additional Information)

The "Law Relating to the Reuse of Scrapped Automobiles" (Automobile Recycle Law) was promulgated on January 1, 2005, and, beginning the consolidated fiscal year under review, the Company has included ¥234 million in expected expenditures for future recycling expenses based on the law.

(4) Revenues and Expenses Recognition

Method of Accounting of Lease Revenues in Lease Transactions

Lease payments corresponding to the period lapsed are recorded based on contractual monthly lease payments provided for in the lease contracts.

Method of Accounting of Revenues from Installment Sales and Cost of Installment Sales

The aggregate amount of installment sales receivables are recorded as Installment Receivables at the time of execution of the installment sales contract and, on the payment due date, the amounts corresponding to the period lapsed are booked in Installment Sales Revenues and Cost of Installment Sales. Accrued income corresponding to installment receivables for which the due date has not yet occurred is deferred.

Method of Accounting of

Financing expenses are booked according to their classification of

Financing Expenses	financing expenses either corresponding to Operating Revenues or other financing expenses. The method of allocation is based on the classification of total assets between assets based on operating business and other assets. Based on the asset balance, the financing expenses corresponding to operating assets are booked in Cost of Sales as Cost of Funds, whereas financing expenses corresponding to other assets are booked as Non-Operating Expenses. Cost of Funds is booked after the deduction of interest income earned from deposits from the financing expenses related to operating assets.

(5) Accounting for Lease Transactions

Leases, except for financial leases in which the title to the leased assets is deemed to transfer to the lessee, are accounted for as normal operating leases.

(6) Accounting for the Consumption Tax

The consumption tax is accounted for using the tax exclusion method.

2. Change in Accounting Policies

With respect to the sale of gasoline via fuel cards (tie-up broker transaction), heretofore sales to users were recorded in Other Net Sales, whereas the cost of procurement was recorded in Other Cost of Sales. However, the volume of tie-up brokerage transactions has grown significantly, and the proportion of transactions in which the agency settlement function is emphasized has increased. Thus, a review was made of the management indicators during the fiscal year under review and, considering the economic realities of such transactions, a change in the accounting treatment was made to recognize the amount corresponding to the margin of such transactions in Other Net Sales to account for the transactions in a more appropriate manner. Due to the change, Other Net Sales and Other Cost of Sales each decreased ¥7,979 million. However, there was no effect on Operating Income.

3. Notes to the Balance Sheet

(1) Monetary Receivables and Payables to Subsidiaries

Short-Term Monetary Receivables	¥1,289 million
Short-Term Monetary Payables	¥3,606 million

(2) Monetary Receivables and Payables to the Controlling Shareholder

Short-Term Monetary Receivables	¥12 million
Long-Term Monetary Receivables	¥37 million

(3) Accumulated Depreciation of property and equipment

Property and Equipment for Lease	¥148,013 million

Of this total, ¥991 million represents additional accumulated depreciation as provisions for losses from disposal of Property and Equipment for Lease.

Other Tangible Assets	¥106 million

(4) Notes Received based on Lease and Installment Sales Contracts

Notes Received based on Lease Contracts	¥500 million
Notes Received based on Installment Sales Contracts	¥350 million

(5) Guaranteed Indebtedness of subsidiary

¥1,752 million (642 million Thai Baht)

(6) Authorized Number of Shares and Outstanding Number of Shares

Authorized Number of Shares	Common Stock	77,660,000 shares
Number of Shares Outstanding	Common Stock	19,415,000 shares

(7) Treasury stock held by the Company totals 49 shares of common stock.

(8) The Commercial Code of Japan imposes certain limitations on the amount of retained earnings available for dividend. The following is deducted from net assets available for dividends.

Net unrealized holding gains on securities and others ¥62 million

(9) Values presented herein have been rounded down to the nearest million yen.

4. Notes to the Statement of Income

(1) Transactions with Subsidiaries

Operating Revenues	¥6,341 million
Purchase of Property and Equipment for Lease	¥11,614 million
Cost of Leasing	¥1,705 million
Cost of Other Sales	¥429 million
Selling, General and Administrative Expenses	¥400 million
Non-Operating Transactions	¥17 million

(2) Transactions with Controlling Shareholders

Operating Revenues	¥91 million
Purchase of Property and Equipment for Lease	¥3 million

Cost of Other Sales	¥2 million
Selling, General and Administrative Expenses	¥114 million

(3) Earnings per Share (based on the average number of shares outstanding during the fiscal year) ¥276.44.

(4) Values presented have been rounded down to the nearest million yen.

Proposal for Appropriation of Retained Earnings

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: yen)

Account	Amount	
Unappropriated Retained Earnings, end of year		5,768,648,465
To be appropriated as follows:		
Cash Dividends (¥13 per share)	252,394,363	
Bonuses to Directors and Auditors	35,918,000	
General Reserves	4,000,000,000	4,288,312,363
Unappropriated retained earnings after appropriation		1,480,336,102

Note: The Company paid out an interim dividend of ¥252,395,000 (¥13 per share) on December 10, 2004.

Audit Report by the Accounting Auditors (conformed copy)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report (conformed copy)

May 10, 2005

The Board of Directors
Sumisho Auto Leasing Corporation

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Kunihito Miura (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of retained earnings, and its supporting schedules (limited to accounting matters) of Sumisho Auto Leasing Corporation for the 25th business year from April 1, 2004 to March 31, 2005 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned report on business and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) As discussed in the notes relating to changes in accounting policies contained in the financial statements, effective from the business year ended March 31, 2005, the Company changed the method of accounting for the sale of gasoline via fuel cards (tie-up broker transaction) from recording the sale in Other Net Sales and the cost in Other Cost of Sales to recording the amount corresponding to the margin is in Other Net Sales. The volume of tie-up brokerage transactions has grown significantly and the proportion of transactions in which the agency settlement function is emphasized has increased. Considering the economic realities of such transactions, we concur the change in the accounting treatment to recognize the amount corresponding to the margin of such transactions in Other Net Sales since it results in more useful accounting information.

(3) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

The subsequent event stated in the report on business may have a material effect on the financial position and the results of operations of the Company in business years subsequent to March 31, 2005.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Corporate Auditors (conformed copy)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

AUDIT REPORT (conformed copy)

Having received the report from each Corporate Auditor on the method and results of the audit toward the Directors' performance of their duties during the 25th fiscal year from April 1, 2004 to March 31, 2005, we, the Board of Corporate Auditors, made this Audit Report with due deliberation and report as follows:

1. Outline of the Auditing Methods

In accordance with the regulations concerning the Corporate Auditor's audit provided for by the Board of Corporate Auditors and the policy and the schedule etc. of the audit formulated by the Board of the Corporate Auditor attended the meetings of the Board of Directors and other important meetings, heard the performance of their duties from Directors and others, inspected important internal authorization documents and investigated the operating and financial status at the major operating facilities, in addition to investigating the aforementioned status of subsidiaries as necessary.

We received from the Accounting Auditor a report and explanation concerning its audit, attended its audit from time to time, and carefully studied the financial statements and the supplementary schedules.

We carried on, as necessary, such pertinent investigations that in regard to transactions in which a Director may have had a conflicting competitive or personal interest, we investigated whether and how the matter had been referred to the Board of Directors, and we requested particularly detailed reports from the Directors; in regard to the provision of gratuitous benefits by the Company and the acquisition or disposition etc. of the Company's own shares, we inspected relevant documents and investigated in detail based on the accounting records; and, in regard to non-customary transactions with subsidiaries or shareholders, we studied transaction records in detail and received reports from subsidiaries, etc.

2. Results of Our Inspection

(1) We consider that the method and results of the audit performed by KPMG AZSA & Co., the Accounting Auditor, are proper.

(2) We consider that the business report (excepting accounting matters) complies with the applicable laws and regulations and with the Articles of Incorporation of the Company and presents fairly the status of the Company.

(3) We consider that the proposal for appropriation of retained earnings are proper and that there is no matter that requires comment, in the light of the Company's financial status and other circumstances.

(4) We consider that the supplementary schedules (excepting accounting matters) present fairly the matters that should be presented and that there is no matter that requires comment.

(5) We do not consider that there were any unfair acts or any serious instances of violation of the applicable laws and regulations or of the Articles of Incorporation of the Company concerning the Directors' performance of their duties including those relating to subsidiaries.
Further, we consider that there were no violations of Director's duties, in regard to transactions in which a Director may have had conflicting competitive or personal interest, the provision of gratuitous benefits by the Company, non-customary transactions with subsidiaries or shareholders, and the acquisition or disposition of the Company's own shares.

May 11, 2005

The Board of Corporate Auditors
Sumisho Auto Leasing Corporation

Auditor (Full-Time)	Shinji Matsui (Seal)
Auditor	Isao Yamamoto (Seal)
Auditor	Kuniharu Nakamura (Seal)
Auditor	Masanori Matsubayashi (Seal)

Note: Full-Time Auditor Shinji Matsui and Auditors Isao Yamamoto, Kuniharu Nakamura and Masanori Matsubayashi are external auditors as provided for in Article 18, Paragraph 1, of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).

Reference Documents for the Exercise of Voting Rights

1. Total Number of Voting Rights 194,125

2. Proposed Agenda and Reference Items

Proposal No. 1: Approval of the Proposal for Appropriation of Retained Earnings for the 25th Fiscal Term

Appropriation of retained earnings will be undertaken with a view to strengthen the management and future business development, and the details are presented in the attached document on page 26.

With respect to the dividends for the term under review, we request approval for a dividend distribution of ¥13 per share, which, when added to the interim dividend distributed last December, will make the annual dividend distribution of ¥26 per share.

Proposal No. 2: Approval of the Share Exchange Agreement between the Company and Sumitomo Corporation

(1) The Need for the Share Exchange

Sumitomo Corporation positions the Company, which is its consolidated subsidiary, as a core business within its domestic automobile-related businesses and both companies have been examining various ways to expand the business.

The Company has been making steady progress in expanding the size of its business through active merger-and-acquisition activities: acquiring the automobile leasing business of Apolloservice Co., Ltd., in April 2000; acquiring Kawasho Lavie Corporation in February 2003, which was subsequently absorbed into the Company in April 2004; acquiring Kubota Lease Co., Ltd. in April 2003; and taking equity participation in Mazda Car Rental Corporation in January 2005.

The automobile leasing market in Japan is entering a mature phase, and we expect a trend toward an oligopoly by the major companies and large-scale pursuit of corporate revenue. In such an environment, the Company and the Sumitomo Corporation share the view that, to further enhance the satisfaction of our customers, in addition to upgrading the level and differentiation of services and cost reductions through improvements in business efficiencies, the pursuit of further expansion in size and enhanced efficiency through merger-and-acquisition activities will become increasingly important.

Consequently, it was determined that, upon the realization of the share exchange, it would be necessary and appropriate for both companies to exploit the strength and mobility as the Sumitomo Corporation Group. A share exchange agreement by which the Company would become a wholly owned subsidiary of Sumitomo Corporation, effective August 2, 2005, was entered into on April 28, 2005.

We would, therefore, request that you, the shareholders, endorse the share exchange and approve this resolution.

(2) Details of the Share Exchange Agreement

[English Translation of the Share Exchange Agreement Originally Prepared in the Japanese Language]

SHARE EXCHANGE AGREEMENT (conformed copy)

Sumitomo Corporation ("Sumitomo Corporation") and Sumisho Auto Leasing Corporation ("Sumisho Auto Leasing") hereby enter into this Share Exchange Agreement (this "Agreement") as follows:

Article 1. (Share Exchange)

Sumitomo Corporation and Sumisho Auto Leasing shall implement the share exchange (the "Share Exchange") in accordance with the procedures prescribed in Articles 352 through 363 of the Commercial Code of Japan, so that Sumitomo Corporation will become the company that owns all of the issued shares of Sumisho Auto Leasing, and Sumisho Auto Leasing will become a wholly-owned subsidiary of Sumitomo Corporation.

Article 2. (Shares to Be Issued upon Share Exchange)

1. At the time of the Share Exchange, Sumitomo Corporation shall (i) issue 45,994,320 shares of Sumitomo Corporation's common stock; and (ii) allot such number of shares of Sumitomo Corporation's common stock to the shareholders (including beneficial shareholders; the same shall apply hereinafter) listed in Sumisho Auto Leasing's shareholders registry (including the beneficial shareholders registry; the same shall apply hereinafter) as of the end of the day immediately preceding the share exchange date, by exchanging 5.03 shares of Sumitomo Corporation's common stock for one share of Sumisho Auto Leasing's common stock owned by such shareholders; provided, however, that no share of Sumitomo Corporation's common stock shall be issued by allotment with respect to the shares of Sumisho Auto Leasing's common stock owned by Sumitomo Corporation.
2. Dividends on the new shares to be issued by Sumitomo Corporation in accordance with the preceding paragraph will be calculated using April 1, 2005 as the calculation base date.

Article 3. (Amounts of Paid-in Capital and Capital Reserve to Be Increased)

The amounts of paid-in capital and capital reserve of Sumitomo Corporation to be increased at the time of the Share Exchange are as follows:

(1) Common Stock

0 yen

(2) Additional Paid-in Capital

The amount of net assets of Sumisho Auto Leasing existing as of the share exchange date, multiplied by the ratio of the number of shares being transferred to Sumitomo Corporation as a result of the Share Exchange to the number of all of the issued shares of Sumisho Auto Leasing.

Article 4. (Shareholders' Meeting Approving Share Exchange Agreement)

1. Sumisho Auto Leasing shall convene its general shareholders' meeting ("Shareholders' Meeting Approving Share Exchange Agreement") on June 24, 2005, and request adoption of a resolution approving this Agreement and other matters necessary for the Share Exchange; provided, however, that

such shareholders' meeting date may be changed as necessary upon consultation between Sumitomo Corporation and Sumisho Auto Leasing.

2. In accordance with Article 358, Paragraph 1 of the Commercial Code of Japan, Sumitomo Corporation will implement the Share Exchange, without obtaining approval of its shareholders' meeting.

Article 5. (Share Exchange Date)

The share exchange date shall be August 2, 2005; provided, however, that such date may be changed as necessary upon consultation between Sumitomo Corporation and Sumisho Auto Leasing.

Article 6. (Management of Corporate Assets, Etc.)

After the execution of this Agreement and until the share exchange date, each of Sumitomo Corporation and Sumisho Auto Leasing shall (i) conduct its business and manage/operate its assets with the care of a good manager; and (ii) shall not, without prior consultation between Sumitomo Corporation and Sumisho Auto Leasing, take any action that would materially affect its assets, rights or obligations.

Article 7. (Term of Directors and Statutory Auditors Appointed Prior to The Share Exchange Date)

The term of any Sumitomo Corporation director or statutory auditor appointed prior to the share exchange date shall continue until the date on which his/her term would have expired had the Share Exchange under this Agreement not occurred.

Article 8. (Limit on The Amount of Dividends)

Sumitomo Corporation and Sumisho Auto Leasing may distribute dividends to the shareholders and the registered pledgees whose name are listed in their respective last shareholders registry as of March 31, 2005, only within the limits of the following amounts;

(1) As for Sumitomo Corporation, 7 yen per share; 8,426,680,528 yen in the aggregate; and

(2) As for Sumisho Auto Leasing, 13 yen per share; 252,394,363 yen in the aggregate.

Article 9. (Payment of Cash at The Time of Share Exchange)

No payment of cash (*kofukin*) will be made to the shareholders of Sumisho Auto Leasing at the time of the Share Exchange.

Article 10. (Amendments to The Terms and Conditions of Share Exchange; Termination of This Agreement)

If any material change occurs with respect to the condition of the assets, the condition of the business or the market share prices of Sumitomo Corporation or Sumisho Auto Leasing between the date on which this Agreement is executed and the share exchange date, upon consultation between Sumitomo Corporation and Sumisho Auto Leasing, the terms and conditions of the Share Exchange and other terms and conditions of this Agreement may be amended or this Agreement may be terminated.

Article 11. (Effectiveness of This Agreement)

This Agreement shall be null and void (i) if it is not approved at the shareholders' meeting of Sumisho Auto

Leasing set forth in Article 4, (ii) if any approval, license, permission, etc. of the relevant government authorities, etc. necessary for the execution of the Share Exchange is not obtained or (iii) if the shareholders who have one-sixth or more of the voting rights held by all the shareholders give notification of their intended opposition to the Share Exchange in accordance with Article 358, Paragraph 5 of the Commercial Code of Japan.

Article 12. (Governing Law and Dispute Resolution)

1. This Agreement shall be governed by and interpreted in accordance with the laws of Japan.
2. Any and all disputes in relation to the execution and interpretation of this Agreement shall be submitted to the exclusive jurisdiction of the Tokyo District Court as the court of first instance.

Article 13. (Matters For Consultation)

Matters necessary for the Share Exchange, including any matter not provided for herein, shall be determined upon consultation between Sumitomo Corporation and Sumisho Auto Leasing, in accordance with the purposes of this Agreement.

IN WITNESS WHEREOF, two originals of this Agreement have been prepared, Sumitomo Corporation and Sumisho Auto Leasing having affixed their names and seals thereto, and each retaining one copy thereof.

April 28, 2005

Sumitomo Corporation
8-11, Harumi 1-chome, Chuo-ku, Tokyo
By: Motoyuki Oka, President and CEO (Seal)

Sumisho Auto Leasing Corporation
20-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo
By: Hironori Kato, President and Representative Director (Seal)

(3) Explanation on Article 354, Clause 1, Item 2, of the Commercial Code of Japan Relating to the Share Exchange Ratio

[English Translation of the Determination of the Share Exchange Ratio Originally Prepared in the Japanese Language]

Determination of the Share Exchange Ratio (conformed copy)

Sumisho Auto Leasing Corporation (hereinafter the "Company") and Sumitomo Corporation (hereinafter "Sumitomo Corporation") have decided on the ratio of the exchange of shares as follows with respect to the share exchange with the exchange day of August 2, 2005 (hereinafter the "Share Exchange"), which will make the Company a wholly-owned subsidiary of Sumitomo Corporation, the 100% parent company.

	Sumitomo Corporation (Future 100% parent company)	The Company (Future wholly-owned subsidiary)
Share Exchange Ratio	1	5.03

5.03 shares of common stock of Sumitomo Corporation will be allotted for each share of common stock of the Company.

(i) The Company, in advance of the determination of the share exchange ratio for the Share Exchange, engaged Daiwa Securities SMBC Co., Ltd. (hereinafter "Daiwa Securities SMBC"), a third-party valuation agency for a calculation of the proposed share exchange ratio to be used as base reference data.

(ii) Daiwa Securities SMBC, based on the publicly available data and data provided by the Company and Sumitomo Corporation, submitted to the Company a share exchange ratio calculation statement. Daiwa Securities SMBC, in calculating the share exchange ratios for both companies, undertook valuations applying the market pricing method, discounted cash flow method and comparisons with similar companies and the market net asset valuation method with respect to the Company and valuations using the market pricing method for Sumitomo Corporation. The proposed share exchange ratio was calculated taking these into consideration.

(iii) The Company upon receiving the presentation of the proposed share exchange ratio from Daiwa Securities SMBC, undertook deliberations and examination of the share exchange ratio with Sumitomo Corporation and used the results of the above proposed share exchange ratio as reference. At the Board of Directors meeting held April 28, 2005, the share exchange ratio of one Sumitomo Corporation Share to 5.03 shares of the Company (hereinafter the "Share Exchange Ratio") was decided upon and on the same date, the two companies entered into a share exchange agreement. The Share Exchange Ratio is consistent with the proposed share exchange rate presented by Daiwa Securities SMBC.

(iv) According to the Share Exchange Ratio, 5.03 shares of Sumitomo Corporation common stock will be allotted against each share of common stock of the Company.

(v) Sumitomo Corporation has engaged Nomura Securities Co., Ltd. (hereinafter "Nomura Securities"), to undertake the calculation of the proposed share exchange ratios, and the Share Exchange Ratio is consistent with the proposed share exchange ratios submitted by Nomura Securities to Sumitomo Corporation.

(4) Contents of the Balance Sheet and Statement of Income of the Parties to the Share Exchange Pursuant to Article 354, Clause 1, Items 3 and 5, of the Commercial Code of Japan

(i) Balance sheet and statement of income of the Company
The balance sheet and the statement of income of the Company are as presented on pages 19-25 of the attached documents.

(ii) Balance sheet and statement of income of Sumitomo Corporation
The balance sheet and the statement of income of Sumitomo Corporation are as presented below.

Non-consolidated Balance Sheets

(As of March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in Japan]

Sumitomo Corporation (Unit: ¥ million)

Assets		Liabilities and Shareholders' Equity	
Account	Amount	Account	Amount
Current assets	**1,921,988**	**Current liabilities**	**1,154,557**
Cash and deposits	269,366	Notes payable, trade	48,441
Notes receivable, trade	77,868	Accounts payable, trade	545,840
Accounts receivable, trade	838,092	Short-term loans	261,280
Marketable securities	20,161	Commercial paper	45,000
Merchandise	120,272	Bonds and notes (Due within one year)	27,706
Real estate held for development and resale	53,739	Accrued expenses	22,774
		Advances from customers	107,673
Advances to suppliers	83,438	Deposits received	38,904
Prepaid expenses	27,274	Deferred income	3,325
Short-term loans receivable	310,918	Other current liabilities	53,609
Deferred tax assets	23,798		
Other current assets	99,357	**Long-term liabilities**	**1,562,518**
Allowance for doubtful receivables	(2,300)	Long-term loans	1,262,539
		Bonds and notes	226,000
Fixed assets	**1,508,426**	Deferred Tax Liabilities	41,725
Tangible fixed assets, at cost less accumulated depreciation	229,723	Other long-term liabilities	32,252
Buildings	103,475	**Total liabilities**	**2,717,075**
Other structures	2,397		
Machinery and equipment	1,232	**Common stock**	**219,278**
Vehicles and transportation equipment	391		
Furniture and fixtures	1,984	**Capital surplus**	215,936
Land	114,443	Additional paid-in capital	215,825
Construction in progress	5,798	Gain on sale of treasury stock	111
Intangible fixed assets	39,096	**Retained earnings**	**171,863**
Software	20,422		
Other intangible fixed assets	18,673	Appropriated for legal reserve	17,686
		Reserve for losses on investment	6,711
Investments and other assets	1,239,606	Deferred gains on sales of fixed assets	51,176
Investment securities	526,313	General reserve	65,022
Investment securities in subsidiaries	349,505	Unappropriated retained earnings	31,265
Other equity interests	56,639		
Other equity interests in subsidiaries	68,065	**Net unrealized holding gains on securities and others**	**106,905**
Long-term loans receivable	149,153		
Long-term trade receivables, over due	47,326		
Long-term prepaid expenses	64,687	**Treasury stock**	**(645)**
Other investments and assets	26,308		
Allowance for doubtful receivables	(48,393)	**Total shareholders' equity**	**713,338**
Total assets	**3,430,414**	**Total liabilities and shareholders' equity**	**3,430,414**

Non-Consolidated Statement of Income

(From April 1, 2004 to March 31, 2005)

[Prepared on the basis of accounting principles generally accepted in Japan]

Sumitomo Corporation (Unit: ¥ million)

Account	For the year ended March 31, 2005 Amount	
Operating income/expense		
Sales		6,543,813
Cost of sales	6,376,927	
Gross trading profit		166,886
Selling, general and administrative expenses	147,083	
Operating profit		19,802
Non-operating income/expense		
Non-operating income		36,469
Interest income		12,912
Dividends		18,297
Other non-operating income		5,259
Non-operating expense	18,109	
Interest expense	11,618	
Interest expense on commercial paper	14	
Other non-operating expense	6,476	
Ordinary income		38,162
Extraordinary gain		25,849
Gain on sale of fixed assets		1,487
Gain on sale of investment securities		20,101
Settlement received on copper trading litigation		4,261
Extraordinary loss	42,890	
Loss on sale of fixed assets	2,167	
Loss on sale of investment securities	2,996	
Valuation loss on investment securities	16,656	
Impairment loss of long-lived assets	19,089	
Provision for bad debts reserve of affiliates and others	1,980	
Net income before income taxes		21,121
Income taxes		5,400
Income taxes-deferred	11,400	
Net income		15,121
Unappropriated earnings after appropriation		20,959
Interim dividends paid	4,814	
Unappropriated retained earnings, end of year		31,265

Note:In the Non-consolidated Balance Sheets and the Non-consolidated Statements of Income, the presentation of the amounts in millions of yen are rounded down.

Significant Accounting Policies

1. Valuation method of securities

Trading securities	stated at fair value (The cost of securities sold determined based on average cost of all shares of such security held at the time of sale)
Held to maturity securities	stated at amortized cost (straight line)
Other securities	
- Marketable securities	stated at fair value (unrealized holding gains and losses excluded from earnings and reported in a separate component of shareholders equity. The cost of securities sold determined based on the average cost of all shares of such security held at the time of sale)
- Non-marketable securities	stated at average cost
Investment securities in subsidiaries and associated companies	stated at average cost
Treasury Stock	stated at average cost

2. Valuation method for inventories

Inventories are stated at the lower of cost or market based on the moving average method.

3. Depreciation method of tangible fixed assets

Depreciation is principally computed by the declining-balance method.
Assets cost over 10 billions of yen (excluding accessory equipment) are depreciated based on the straight-line method.
Buildings acquired on and after April 1, 1998 are depreciated based on the straight-line method.

4. Allowance and provisions

Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.
The Company maintains a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Company and its subsidiaries' past experience.

Accrued pension and severance liabilities	Accrued pension and severance liabilities is to be recognized based upon estimated benefit obligation and fair value of plan assets for postretirement benefit. Since fair value of plan assets for postretirement benefit exceeds benefit obligation, no accrued pension and severance liabilities was recognized as of March 31, 2004. Unrecognized actuarial loss is recognized over average remaining service period of 12 years. (straight line)
5. Consumption tax	Consumption tax is accounted for by segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.
6. Other	The Company adopted a consolidated taxation system in the fiscal year ended March 31, 2004.

Notes

	(For the year ended March 31, 2005)
1. Accumulated depreciation of tangible fixed assets	¥68,218 million
2. Contingent liabilities for guarantees	¥814,086 million
(Including keep-well agreement on subsidiaries' financing arrangements)	¥34,227 million
3. Notes discounted	¥37,621 million
4. Net income per share -basic	¥12.65

Proposal No. 3: Election of 11 Directors

With the conclusion of the current General Meeting of the Shareholders, all 10 directors will have completed their term in office. To further strengthen management, this proposal would increase the number of directors by one, thereby 11 directors would be elected to the Board.

Candidates for director are as follows.

Candidate No.	Name (Date of birth)	Career Summary and Representation of Other Companies	No. of Shares Held
1	Hironori Kato (May 19, 1941)	April 1966 Joined Sumitomo Corporation June 1995 Elected Director General Manager of the Synthetic Resins and Organic Chemicals Division April 1998 Elected Managing Director April 2001 Senior Managing Director General Manager of the Chemical Business Unit April 2002 General Manager of the Chemical Business Unit and General Manager of the Materials & Real Estate Business Unit April 2003 Director and Senior Managing Executive Officer April 2004 Director and Assistant to the President and CEO June 2004 Assumed Representative Director and President of the Company (current position) Assumed Representative Director and President of S.A.L Co., Ltd. (current position) Assumed Representative Director and President of Space Move Co., Ltd. (current position)	1,000 shares
2	Fumiaki Iwase (November 2, 1948)	April 1971 Joined Sumitomo Corporation April 2000 General Manager of the Treasury and Foreign Exchange Division December 2000 General Manager of Corporate Finance April 2002 Corporate Officer General Manager of the Financial Business Division September 2003 Advisor to the Company General Manager of Finance and Accounting December 2003 Auditor of S.A.L Co., Ltd. (current position) June 2004 Representative Director and Managing Director of the Company August 2004 Director responsible for Administration General Manager of Administration Coordination (current position) April 2005 Representative Director and Senior Managing	1,000 shares

Candidate No.	Name (Date of birth)	Career Summary and Representation of Other Companies	No. of Shares Held
		Director of the Company (current position)	
3	Tateo Okutsu (February 23, 1944)	April 1966 Joined Yamamoto Shoten Co., Ltd. (now JFE Shoji Trade Corporation) October 1998 Managing Director of River Auto Leasing Co., Ltd. (dissolved by the merger with Sumisho Auto Leasing Corporation in April 2004) April 2004 Advisor to the Company General Manager of JFE Business (current position) June 2004 Managing Director of the Company (current position)	1,000 shares
4	Shiro Yamamoto (February 21, 1951)	April 1974 Joined Sumisho Lease Co., Ltd. February 1981 Joined the Company April 1998 General Manager of the Western Japan Project April 2001 Corporate Officer of the Company October 2001 General Manager of the Business Division April 2003 Group General Manager of the Business Division June 2003 Elected Director of the Company January 2004 Director responsible for Business Planning August 2004 Elected Director of the Company responsible for Business Planning April 2005 Managing Director of the Company (current position) General Manager of Business Coordination (currently position) and General Manager of Retail Business (current position)	3,700 shares
5	Keiji Nakajima (September 26, 1944)	August 1970 Joined Sumitomo Corporation April 1994 General Manager of Motor Vehicles Division No. 6 October 1995 General Manager of Motor Vehicles Division No. 5 July 1998 President of Sumitomo Corporation India April 2000 Corporate Officer of Sumitomo Corporation December 2001 Deputy Group Manager of the Corporate Group and General Manager of Public Relations April 2004 Advisor to the Company Director and Vice President of Kubota Lease Co., Ltd.	1,000 shares

Candidate No.	Name (Date of birth)	Career Summary and Representation of Other Companies	No. of Shares Held
		June 2004 Elected Director of the Company (current position) Representative Director and President of Kubota Lease Co., Ltd. (current position)	
6	Akira Tanabe (January 26, 1947)	April 1970 Joined Sumitomo Corporation May 1997 General Manager of Planning for the Transportation Unit April 2001 General Manager of the Transportation & Construction Systems Business Unit June 2001 Elected Auditor of the Company April 2003 Corporate Officer of the Company Deputy Group General Manager of Vehicle Management General Manager of the Service Business General Manager of Service, S.A.L Co., Ltd. Director of Space Move Co., Ltd. (current position) April 2004 Group General Manager of Total Vehicle Services (current position) Assistant to the President of S.A.L Co., Ltd. June 2004 Elected Director of the Company (current position) Director of S.A.L Co., Ltd. (current position) August 2004 Director responsible for Motor Vehicle Comprehensive Service Headquarters	1,000 shares
7	Tetsuo Koshino (December 24, 1946)	April 1969 Joined Sumitomo Corporation March 2002 General Manager of the Chugoku Branch Office (Hiroshima) April 2003 Deputy General Manager of the Kansai Regional Business Unit (Hiroshima) and General Manager of the Kansai Regional Business Unit Chugoku Branch Office (Hiroshima) February 2004 Advisor of the Company April 2004 Corporate Officer of the Company (current position) Group General Manager of Kinki Region Chubu Business Development (current position) August 2004 Assistant to the Director responsible for Kinki Region Chubu Business Development Headquarters Assistant to the Director responsible for Chugoku-Kyushu Business Development Headquarters	0 share

Candidate No.	Name (Date of birth)	Career Summary and Representation of Other Companies	No. of Shares Held
8	Kiyoto Sakamoto (July 16, 1949)	April 1972 Joined Sumitomo Corporation February 1992 Assistant to the General Manager of the Machinery and Electric Business Unit (Tokyo) May 1998 General Manager of the Personnel Division of the Company March 2000 General Manger of the Administration Division General Manger of the Personnel Division April 2003 Corporate Officer of the Company (current position) September 2003 Group General Manager of the General Affairs Division, General Manager of the General Affairs Division and General Manager of the Personnel Division April 2005 Group General Manager of the General Affairs System Division (current position)	2,000 shares
9	Yoshihiro Matsumoto (October 21, 1951)	April 1974 Joined Sumisho Lease Co., Ltd. February 1981 Joined the Company January 1990 General Manager of the Shikoku Branch May 1999 General Manager of the Nishi-Nihon Business Promotion Division April 2000 General Manager of the Osaka Business Development No. 2 Division April 2003 Corporate Officer of the Company (current position) Deputy Group General Manager of Nishi-Nihon Business Development General Manager of the Osaka Business Development No. 2 Division January 2004 Group General Manager of Chugoku-Kyushu Business Development (current position) General Manager of the Kyushu Branch (current position)	1,000 shares
10	Kazunori Hirakuri (February 7, 1948)	April 1970 Joined Sumitomo Corporation July 1995 Assistant to the General Manager of the Motor Vehicles Business Planning & Coordination Department August 1996 Assistant to the General Manager of the Tokyo Service Division of the Company February 1997 General Manager of the Service Business Division April 2001	1,100 shares

Candidate No.	Name (Date of birth)	Career Summary and Representation of Other Companies	No. of Shares Held
		General Manager of Tokyo Business Development Division No. 1 January 2004 Group General Manager of Hokkaido-Tohoku Business Development of the Company (current position) April 2004 Corporate Officer of the Company (current position)	
11	Makoto Sato (August 5, 1948)	April 1972 Joined Sumitomo Corporation July 1996 General Manager of Motor Vehicles Division No. 4 December 1999 General Manager of the Detroit Branch, Sumitomo Corporation of America April 2002 Corporate Officer of Sumitomo Corporation Group General Manager of the Automobile Division (current position) April 2003 Executive Officer of Sumitomo Corporation (current position) June 2003 Elected Director of the Company (current position)	0 share

Notes: 1. No particular conflict of interest exists between each candidate and the Company.

2. The candidate, Makoto Sato, meets the requirements for external director as provided for in Article 188, Clause 2 Item 7-2, of the Commercial Code.

Proposal No. 4: Election of 1 Corporate Auditor

Kuniharu Nakamura, an corporate auditor, will resign as of the conclusion of the General Meeting of the Shareholders and a request is put forth to elect one auditor as a replacement. The term of office of directors elected as replacement shall be up to the end of the term of the predecessor pursuant to the provisions of the Articles of Incorporation.

The proposed resolution has obtained the concurrence of the Board of Corporate Auditors.

The candidate for the post is noted below.

Name (Date of birth)	Career Summary and Representation of Other Companies	No. of Shares Held
Yutaka Iwasaki (June 2, 1949)	April 1973 Joined Sumitomo Corporation April 2005 General Manager of Planning & Administration Dept., the Transportation and Construction Machinery Systems Business Unit (current position)	0 share

Notes: 1 No particular conflict of interest exists between the candidate and the Company.

2. The candidate, Yutaka Iwasaki, meets the requirements for external director as provided for in

Article 18, Clause 1, of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)."

Proposal No. 5: Presentation of Retirement Bonus to Retiring Directors

The Company wishes to present to Masaji Kishi, Kazuro Tsuzuki and Kojiro Shinbo who will be retiring as director as of the close of the General Meeting of the Shareholders, with a retirement bonus within the extent of the amount prescribed by the internal rules of the Company as compensation for their contributions during their tenure. The Company would like to leave it up to the Board of Directors as to the specific amounts, timing of presentation and method.

Brief career histories of the retiring directors are as follows:

Name	Brief Career History
Masaji Kishi	June 2001 Elected Director of the Company April 2003 Managing Director of the Company August 2003 Representative Director and Managing Director of the Company (current position)
Kazuro Tsuzuki	June 2000 Elected Director of the Company (current position)
Kojiro Shinbo	June 2003 Elected Director of the Company (current position)

NOTE

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

NOTICE FOR SHAREHOLDERS RESIDENT IN THE U.S.

The exchange offer or business combination referred to in this document involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial information included in this document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.